Stellar V Capital Corp.
230 Park Avenue, Suite 1540
New York, NY 10169

VIA EDGAR

January 27, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stellar V Capital Corp.
Registration Statement on Form S-1, as amended
File No. 333- 283612

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stellar V Capital Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. Eastern time on Wednesday, January 29, 2025, or as soon thereafter as practicable.

Very truly yours,

STELLAR V CAPITAL CORP

By:	/s/ Prokopios (Akis) Tsirigakis
Name:	Prokopios (Akis) Tsirigakis
Title:	Co-Chief Executive Officer

By:	/s/ George Syllantavos
Name:	George Syllantavos
Title:	Co-Chief Executive Officer